Exhibit 99.1

STANDARD LITHIUM LTD.

NOTICE OF CHANGE IN YEAR-END

Pursuant to Part 4 of National Instrument 51-102

Continuous Disclosure Obligations

(a)	Notice is hereby provided that pursuant to section 4.8(2) of National Instrument 51-102 that Standard Lithium Ltd. (the “Company”) has decided to change its year-end from June 30 to December 31.

(b)	The Issuer wishes to change its year-end in order to align its fiscal year-end to better represent the operating cycle of the industry that the Company and its subsidiaries operate within and to align with the calendar year-end.

(c)	Based on a change of year-end from June 30 to December 31, the Company has a transition year of 6 months, from July 1, 2024 to December 31, 2024. The Company’s new financial year shall commence on January 1, 2025 and end on December 31, 2025.

The following tables set forth the lengths of the financial periods, the end dates of the financial periods, the comparative financial periods and the filing deadlines for the Company’s interim and annual financial statements to be filed during its transition year and its new financial year.

Transition Year – July 1, 2024 to December 31, 2024:

Financial Statements to File	Comparative Financial Statements	Filing Deadline
3 months ended September 30, 2024	3 months ended September 30, 2023	Filed November 12, 2024
6 months ended December 31, 2024	12 months ended June 30, 2024	March 31, 2025

New Financial Year – January 1, 2025 – December 31, 2025:

Financial Statements to File	Comparison Financial Statements	Filing Deadline
3 months ended March 31, 2025	3 months ended March 31, 2024	May 15, 2025
6 months ended June 30, 2025	6 months ended June 30, 2024	August 14, 2025
9 months ended September 30, 2025	9 months ended September 30, 2024	November 14, 2025
12 months ended December 31, 2025	6 months ended December 31, 2024 and 12 months ended June 30, 2024	March 31, 2026

STANDARD LITHIUM LTD.

(signed) “Salah Gamoudi”

Salah Gamoudi

Chief Financial Officer

November 18, 2024